UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

PROFIRE ENERGY, INC.

(Name of Subject Company (Issuer))

Combustion Merger Sub, Inc.

(Offeror)

A wholly owned subsidiary of

CECO ENVIRONMENTAL CORP.

(Parent of Offeror)

(Names of Filing Persons (identifying status as Offeror, Issuer or Other Person)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

74316X101

(CUSIP Number of Class of Securities)

Lynn Watkins-Asiyanbi

CECO Environmental Corp.

5080 Spectrum Drive, Suite 800E

Addison, Texas 75001

(214) 357-6181

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Clyde W. Tinnen

Foley & Lardner LLP

777 E. Wisconsin Avenue

Milwaukee, Wisconsin 53202

(414) 271-2400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed by CECO Environmental Corp., a Delaware corporation (“Parent”), and Combustion Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), with the U.S. Securities and Exchange Commission (the “SEC”) on December 3, 2024 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the tender offer by Purchaser for all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Profire Energy, Inc., a Nevada corporation (the “Company”), at a price of $2.55 per Share, net to the seller in cash without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated December 3, 2024 (together with any amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached to and filed with the Schedule TO as Exhibit (a)(1)(A), and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), a copy of which is attached to and filed with the Schedule TO as Exhibit (a)(1)(B), and the related notice of guaranteed delivery (together with any amendments or supplements thereto, the “Notice of Guaranteed Delivery” and, together with the Offer to Purchase and the Letter of Transmittal, the “Offer”), a copy of which is attached to and filed with the Schedule TO as Exhibit (a)(1)(C). This Amendment No. 2 is being filed on behalf of Parent and Purchaser. Unless otherwise indicated, references to sections in the Schedule TO are references to sections of the Offer to Purchase.

Except as otherwise set forth in this Amendment No. 2 and previously set forth in Amendment No. 1 to the Schedule TO (“Amendment No. 1”), the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 2 and previously noted in Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

On December 9, 2024, Parent and the Company received a complaint filed by a purported stockholder of the Company Gilles Kirouak in the federal District Court for the Northern District of Illinois regarding the Offer stating that the historical low sale price for the Shares in the fourth quarter of 2022 as set forth in the Offer to Purchase was incorrect. Parent and the Company believe that the allegations in the complaint are meritless. Nevertheless, this Amendment No. 2 is being filed to correct the historical sales price table set forth in the Offer to Purchase. Nothing in the amended disclosures set forth below shall be deemed an admission of the legal necessity or materiality of any amended disclosures under any applicable laws.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO (to the extent such Items incorporate by reference the information contained in the Offer to Purchase) are hereby amended and supplemented as follows to correct errors in the Schedule TO filed December 3, 2024 regarding the low sale price for the fourth quarter of 2022, which was $0.85 per share rather than $0.94 per share and the low sale price for the fourth quarter of 2024, which was $1.50 per share rather than $1.61 per share:

Offer to Purchase

The information set forth set forth under the caption THE TENDER OFFER — Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is hereby amended and restated as follow:

The Shares have been listed on the Nasdaq under the symbol “PFIE” since June 26, 2014. Before that time, the Shares were quoted on the OTCQB. The following table sets forth, for the fiscal quarters indicated, the high and low intra-day sales prices per Share as reported on Nasdaq since October 1, 2022.

	High	Low
Fiscal Year Ending December 31, 2024:
First Quarter (January 1, 2024 through March 31, 2024)	$2.00	$1.35
Second Quarter (April 1, 2024 through June 30, 2024)	$2.00	$1.33
Third Quarter (July 1, 2024 through September 30, 2024)	$1.89	$1.33
Fourth Quarter To Date (October 1, 2024 through November 25, 2024)	$2.52	$1.50
Fiscal Year Ended December 31, 2023:
First Quarter (January 1, 2023 through March 31, 2023)	$1.30	$1.02
Second Quarter (April 1, 2023 through June 30, 2023)	$1.40	$1.09
Third Quarter (July 1, 2023 through September 30, 2023)	$3.29	$1.19
Fourth Quarter (October 1, 2023 through December 31, 2023)	$2.99	$1.47
Fiscal Year Ended December 31, 2022:
First Quarter (January 1, 2022 through March 31, 2022)	$1.59	$1.00
Second Quarter (April 1, 2022 through June 30, 2022)	$1.57	$1.21
Third Quarter (July 1, 2022 through September 30, 2022)	$1.45	$0.85
Fourth Quarter (October 1, 2022 through December 31, 2022)	$1.28	$0.85

On October 25, 2024, the last full trading day before Parent and PFIE entered into the Merger Agreement, the closing price of the Shares reported on Nasdaq was $1.74 per Share; therefore, the Offer Price of $2.55 per Share represents a premium of (i) approximately 46.5% over such price and (ii) approximately 60.3% to the volume-weighted average price of the Shares on Nasdaq over the thirty trading day period ended on October 25, 2024. On November 25, 2024, the closing price of the Shares reported on Nasdaq was $2.52 per Share.

Stockholders are urged to obtain current market quotations for Shares before making a decision with respect to the Offer.

Historically, PFIE has not declared or paid any cash dividends on the Shares and does not anticipate paying any cash dividends in the near future. The Merger Agreement provides that from the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement, PFIE will not establish a record date for, declare, accrue, set aside or pay any dividend, make or pay any dividend or other distribution (whether in cash, stock, property or otherwise) in respect of any of its capital stock.

Item 12. Exhibits.

Exhibit No.*	Description

(a)(1)(A)	Offer to Purchase, dated December 3, 2024.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement, as published in the New York Times on December 3, 2024.

(a)(5)(A)	Joint Press Release issued by Profire Energy, Inc. and CECO Environmental Corp., dated October 29, 2024 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by Profire Energy, Inc. on October 29, 2024).

(a)(5)(B)	Press Release issued by CECO Environmental Corp., dated December 3, 2024.

(a)(5)(C)	Press Release of Parent, dated December 5, 2024, announcing the expiration of the waiting period under the HSR Act. (Filed with Amendment No. 1)

(d)(1)	Agreement and Plan of Merger, dated October 28, 2024, by and among CECO Environmental Corp., Combustion Merger Sub, Inc. and Profire Energy, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by Profire Energy, Inc. on October 29, 2024).

(d)(2)	Mutual Confidentiality Agreement, dated August 9, 2024, by and between Profire Energy, Inc. and CECO Environmental Corp.

(d)(3)	Exclusivity Agreement, dated September 25, 2024, by and between Profire Energy, Inc. and CECO Environmental Corp.

(d)(4)	Tender and Support Agreement, dated October 28, 2024, by and among CECO Environmental Corp., Combustion Merger Sub, Inc., Brenton W. Hatch and Hatch Family Holding Company, LLC.

(d)(5)	Tender and Support Agreement, dated October 28, 2024, by and among CECO Environmental Corp., Combustion Merger Sub, Inc. and Ryan W. Oviatt.

(d)(6)	Tender and Support Agreement, dated October 28, 2024, by and among CECO Environmental Corp., Combustion Merger Sub, Inc. and Cameron M. Tidball.

(g)	None.

(h)	None.

107	Filing Fee Table

*All Exhibits previously filed on December 3, 2024 as an exhibit to the Schedule TO, unless otherwise indicated above.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Combustion Merger Sub, Inc.

By	/s/ Todd Gleason
Name:	Todd Gleason
Title:	Chief Executive Officer
Date:	December 16, 2024

CECO ENVIRONMENTAL CORP.

By	/s/ Todd Gleason
Name:	Todd Gleason
Title:	Chief Executive Officer
Date:	December 16, 2024

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